Exhibit to Item 77O


HighMark Funds
Rule 10f-3 Report
Quarter Ended June 30, 2009





DATE OF PURCHASE
6/19/2009

FUND(S)
Bond Fund

SECURITY
Magellan Midstream Partners 6.55% 7/2019

AMOUNT (SHARES/PAR)
$ 1,000,000

PRICE
$99.653

COMMISSION OR SPREAD
0.65%

COMMISSION/ SPREAD REASONABLE
Yes

UNDERWRITER PURCHASED FROM
JP Morgan Securities

AMOUNT OF OFFERING
$300 Million

PURCHASED PERCENTAGE
0.3%

AFFILIATE IN SYNDICATE
Bank of Tokyo - Mitsubishi (1)



The above transactions were conducted in accordance with the Funds' Rule 10f-3 Procedures. In addition to limitations as to the type and amount of securities purchased, the Rule requires that the Fund pay a fair and reasonable price and commission or spread in acquiring the security.


(1) - Per the offering document, the other members of the syndicate include Bank of America Securities, Sun Trust Robinson Humphrey,
Citigroup Global Markets, Credit Suisse, Morgan Stanley and
Wacovia Capital Markets.